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                                                  EXHIBIT 11.1

                      UNITED WASTE SYSTEMS, INC.
         STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
                                   Three Months        Three Months
                                      Ended                Ended
                                   March 31, 1997      March 31, 1996

Net income                        $       8,834,862    $    5,777,584

Historical weighted average
  common shares outstanding              40,413,674        36,499,932
Dilution of common stock options
    and warrants (1)                      2,292,990         2,573,420
Weighted average common shares
  outstanding                            42,706,664        39,073,352
                                               $.21              $.15
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(1)  Based upon the treasury stock approach